UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

EXTENSION OF AGREEMENTS REGARDING FIDIS RETAIL ITALIA

SIGNATURES

EXTENSION OF AGREEMENTS REGARDING FIDIS RETAIL ITALIA

Fiat Auto, Fidis Retail Italia and Synesis Finanziaria (a company controlled by Banca di Roma, Banca Intesa, Imi Investimenti and UniCredito Italiano) have agreed a two-year extension of the cooperation agreements and shareholders’ agreements signed in May 2003.

In the light of the positive results achieved by the joint venture, the aim of said extension is to ensure market support and stability to the financing activities performed by Fidis Retail Italia in connection with Fiat Auto’s car sales.

The extension also applies to Fiat Auto’s option to purchase the 51% stake in Fidis Retail Italia held by Synesis Finanziaria. Said option is now exercisable until January 31, 2008.

Turin, February 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney